[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

(212) 474-1024

The Fresh Market, Inc.

Registration Statement on Form S-1

File No. 333-166473

October 18, 2010

Dear Mr. Owings:

The Fresh Market, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (File No. 333-166473) (the “Registration Statement”). This letter, together with Amendment No. 4, sets forth the Company’s responses to the comments contained in your letter dated August 23, 2010 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 4, and four copies that are marked to show changes from Amendment No. 3 to the Registration Statement are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 4.

FORM S-1

Compensation Discussion and Analysis, page 68

What types of long-term incentive compensation did the named executive....page 70

1.	We note that your board of directors plans to grant the named executive officers stock options and restricted shares. Please discuss how the board of directors will determine the amount of options and restricted shares to award to each executive. Please also discuss the material terms of the restricted shares. For instance, please describe the duration of the restriction.

The Company has revised its disclosure on page 71 of Amendment No. 4 to include a discussion of how the board of directors will determine the amount of options to award to each executive. The Company informs the Staff that the Board of Directors has determined not to grant the named executive officers restricted shares in connection with this offering and the disclosure on page 71 of Amendment No. 4 has been revised accordingly.

Principal and Selling Stockholders, page 88

2.	Please state, if true, if Amy Barry, as trustee of the Atma Trust, has sole or shared voting or dispositive powers over the shares held by the trust. If not, please disclose the natural person, natural persons, or the publicly registered company who has the sole or shared voting or dispositive powers with respect to the shares held by the Atma Trust. Please provide similar disclosure regarding Ray Berry and his role as trustee of the Gibson Trust.

The Company has revised its disclosure on pages 90 and 91 of Amendment No. 4 to clarify that (a) Amy Barry, as trustee of the Atma Trust, has sole voting and investment power over the shares held by such trust and (b) Ray Berry, as trustee of the Gibson Trust, has sole voting and investment power over the shares held by such trust.

3.	Please disclose in this section the familial relationships between Amy Barry and Ray Berry and Winston Berry and Ray Berry.

The Company has revised its disclosure on pages 90 and 91 of Amendment No. 4 to disclose the familial relationships between Amy Barry and Ray Berry and Winston Berry and Ray Berry.

Exhibit 5.1

4.	Please revise the legal opinion to specifically identify the number of shares being registered.

The legal opinion will be revised to specifically identify the number of shares being registered and will be re-filed with a subsequent amendment to the Registration Statement.

Please contact the undersigned at (212) 474-1024, or, in my absence, Keith Hallam at (212) 474-1458, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella
Craig F. Arcella

Mr. H. Christopher Owings

    Assistant Director

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Encls.

VIA FEDERAL EXPRESS

Copy w/encls. to:

Mr. Robert W. Errett

    Staff Attorney

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

VIA FEDERAL EXPRESS

Ms. Lisa Klinger

    The Fresh Market, Inc.

        628 Green Valley Road, Suite 500

            Greensboro, NC 27408

VIA FEDERAL EXPRESS

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